600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

October 1, 2007

Ms. Jill S. Davis

Branch Chief

Securities and Exchange Commission

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cheniere Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 27, 2007

File No. 001-16383

Dear Ms. Davis:

On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the response of the Company to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2007, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (File No. 001-16383) (the “Filing). For your convenience, the response is prefaced by the exact text of the Staff’s comment.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Meredith S. Mouer

Meredith S. Mouer

cc:	Don A. Turkleson (Cheniere Energy, Inc.)

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Cheniere Energy, Inc.

Form 10-K (File No. 001-16383)

Response to SEC Comment Letter dated September 20, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 80

Note 1 — Organization and Nature of Operations, page 80

1.	We note from your response to prior comment number two that you are focused only to “a limited extent in oil and gas exploration, development and exploitation;” and your primary focus is “on the development of LNG-related businesses.” We also note you “have built a technical and management team that is experienced in the Gulf of Mexico and in various technical specialties required for [y]our exploration program;” and you have been operating the oil and gas exploration and development segment since your stock initially began trading publicly in 1996. Based on your response, and the significance of your LNG-related businesses, it remains unclear why you believe your current operational status does not meet the definition of a development stage enterprise as that term is defined in paragraphs 8 and 9 of FAS 7. Please provide further support for your exclusion of the additional information required by paragraphs 11 and 12 of FAS 7.

Response:

The Company has evaluated and will continue to evaluate on an ongoing basis the following broad guidelines provided in SFAS No. 7, Accounting and Reporting by Development Stage Enterprises, for determining whether an enterprise is in the development stage. Specifically:

8. For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a) Planned principal operations have not commenced. b) Planned principal operations have commenced, but there has been no significant revenue therefrom.

9. A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.

In considering this guidance, and the fact that SFAS No. 7 does not provide a bright-line definition of substantially all, management has and continues to evaluate quantitative factors (i.e., assets, revenues and operating expenditures) and qualitative factors (i.e., risk factors, existing ongoing obligations and responsibilities and the Company’s overall

Cheniere Energy, Inc.

Form 10-K (File No. 001-16383)

Response to SEC Comment Letter dated September 20, 2007

historical and current business circumstances) in considering whether it is devoting substantially all of its efforts to establishing a new business. In its judgment, management has determined that the Company has activities unrelated to the establishing a new business that are not insignificant individually and in the aggregate, and as such the Company has not devoted substantially all of its efforts to establishing a new business in the periods since September 1999. As a result, management has determined that the Company has not been a development stage enterprise as described in SFAS No. 7 for reporting periods commencing with September 1999.

In reaching this conclusion, the Company has considered the following:

•

From its inception as a public company in 1996 until September 1999, the Company met the criteria of a development stage enterprise as defined in SFAS No. 7, and included the additional information required by paragraphs 11 and 12 of SFAS No. 7.

•

In September 1999, when the Company began generating oil and gas revenue from its upstream exploration and production (“E&P”) activities, management determined that the Company no longer met the definition of a development stage enterprise and ceased to provide the additional information required by paragraphs 11 and 12 of SFAS No. 7. From 1999 to the present, the Company has continued to operate its E&P business as evidenced by maintaining separate E&P related legal entities and organizational management, including a senior level executive responsible for E&P and a staff of E&P professionals for support of its E&P regulatory, operational, investment and development activities. In addition, the Company maintains a large seismic data library and continues to participate in E&P projects.

•	Throughout its history, the Company has provided in its public filings the disclosures required of entities engaged in material E&P activities, including:

o	Disclosing E&P activities as a separate reportable segment in its business segment disclosures,
o	Providing SFAS No. 69, “Disclosures about Oil and Gas Producing Activities—An Amendment of FASB Statements 19, 25, 33, and 39,” oil and gas reservoir disclosures in its annual reports,
o	Providing SFAS No. 154, “Accounting Changes and Error Corrections,” disclosures regarding its change of accounting method from full cost to successful efforts in 2006,
o	Describing significant E&P accounting policies in footnotes to its financial statements, and
o	Discussing its E&P business activities in the management discussion and analysis section of its filings.

Cheniere Energy, Inc.

Form 10-K (File No. 001-16383)

Response to SEC Comment Letter dated September 20, 2007

•

The evolution of the Company’s LNG-related businesses has been a gradual process. The Company believes that, throughout this process, its disclosures regarding the development of these businesses has been sufficient to provide the users of its financial statements with a complete understanding of the nature, extent and effect of them on all of its financial statements. Specifically:

o	The financial results of the Company’s LNG-related businesses are provided separately in disclosures about its business segments.
o	The Company has made discrete presentation of LNG-related activities on the Company’s consolidated balance sheets, statements of operations and statements of cash flows and in its notes to consolidated financial statements.
o	The Sabine Pass LNG receiving terminal, which has been the focus of the vast majority of the Company’s efforts and expenditures in the LNG-related business, is held by a subsidiary of the Company that is a ‘34 Act reporting company (effective May 2007), and is reported as a development stage enterprise with anticipated commercial operations commencing in the second quarter of 2008.
o	The Company’s additional activities involving other potential LNG receiving terminals and LNG-related projects are in various stages of progression and are discussed in its public filings.

•

During 2006, the Company began natural gas marketing and trading activities. These marketing and trading activities have been generating revenue since the fourth quarter of 2006 and are expected to increase significantly once the Sabine Pass LNG receiving terminal commences commercial operations in early 2008.

•

The Company maintains a headquarters staff in Houston and offices in London and Paris. These international offices support its LNG marketing and procurement activities. The Company’s executive management, key financial reporting control personnel and other support functions are based at its headquarters.

In management’s judgment, the Company does not devote substantially all of its efforts to establishing a new business, and that the disclosure requirements of paragraphs 11 and 12 of SFAS No. 7 are not required. The Company has also concluded that such disclosures would have no appreciable incremental utility for the users of its financial statements in understanding the impact of developmental activities on its financial position, results of operations or cash flows. In reaching its conclusion, management recognizes that its new business development activities are significant and recognizes its responsibility to ensure that the users of the financial statements fully understand the financial impact of those activities. It is also aware of its responsibility to continue to evaluate its business activities each period for the purpose of determining whether it continues to believe that substantially all of its business activities are not in the development stage.

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